Exhibit 99.1

ABN 82 010 975 612

Progen Pharmaceuticals to Present at Thomas Weisel Partners Healthcare Conference

Brisbane, Australia.  30 August 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced that Justus Homburg, Chief Executive Officer, will present at the Thomas Weisel Partners Healthcare Conference at The Four Seasons Hotel in Boston, MA on Thursday, 6 September  2007 at 9:10 AM EDT (Thursday, 6 September, 2007 at 11:10 PM Brisbane EST)

The audio presentation will be webcast live, and can be accessed on the Company’s website at www.progen-pharma.com.  A replay of the webcast will be available for 30 days thereafter.

A copy of the presentation will be released to the market on Thursday, 6 September 2007.

About Progen: Progen Pharmaceuticals Limited is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

Progen Information: Justus Homburg Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: justush@progen-pharma.com	Noreen Dillane Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: noreend@progen-pharma.com

Media and Investor Relations Australia: Rebecca Piercy Buchan Consulting T: +61 2 9237 2800 / 0422 916 422 E: rpiercy@bcg.com.au	Rebecca Wilson Buchan Consulting T: +61 417 382 391 E: rwilson@bcg.com.au

Media Relations USA: Robert D. Stanislaro FD T: 212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith FD T: 212-850-5606 E: evan.smith@fd.com